Sub-Item 77M: Mergers

Effective March 21, 2014, the Goldman Sachs Credit Strategies Fund (the “Predecessor Fund”),

a series of Goldman Sachs Credit Strategies Fund, was reorganized into the Long Short Credit

Strategies Fund, a series of Goldman Sachs Trust (the “Reorganization”). Pursuant to the

Reorganization, the Predecessor Fund transferred all of its assets to the Long Short Credit Strategies

Fund, and the Long Short Credit Strategies Fund assumed all of the Predecessor Fund’s liabilities

(other than those liabilities specifically excluded under the Agreement and Plan of Reorganization,

 if any) in exchange for Institutional Shares of the Long Short Credit Strategies Fund. The

Predecessor Fund distributed Long Short Credit Strategies Fund shares to its shareholders, and is being liquidated and terminated.

On September 19, 2013, the Board of Trustees of the Goldman Sachs Trust, including all of the

Independent Trustees, unanimously voted to approve the Reorganization. On September 19, 2013,

the Board of Trustees of the Goldman Sachs Credit Strategies Fund, including all of the Independent

Trustees, unanimously voted to approve the Reorganization. The Reorganization was approved by the shareholders of the Predecessor Fund on February 14, 2014.